AKAMAI TECHNOLOGIES, INC.

8 Cambridge Center

Cambridge, Massachusetts 02142

December 11, 2007

Mr. Mark Kronforst

Accounting Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	Akamai Technologies, Inc. - Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007 - File No. 027275

Dear Mr. Kronforst:

In connection with your letter dated November 29, 2007 to Paul Sagan, President and Chief Executive Officer of Akamai Technologies, Inc. (“Akamai” or the “Company”), we are providing the following response to the comment made by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have included the heading and comment from that letter in italics below followed by the Company’s response in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, pages 43-45

1.	Please tell us why you recognize revenue from fixed-price contracts using contract accounting. As part of your response, provide us with additional details regarding these arrangements and refer to footnote 1 of SOP 81-1.

Infrequently, the Company enters into a fixed-price contract with a customer that requires significant software customizations or modifications to address the customer’s unique requirements for delivering content across the Internet. During the three years ended December 31, 2006, 2005 and 2004, the Company worked on six, two and two, respectively, custom software development projects under such types of fixed-price contracts and accounted for such projects under the guidance of Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”). Revenues from these activities represented 0.7%, 0.7% and 1.0% of total revenue in each respective year.

The Company recognizes software-related revenue under Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”). Because the Company deems that customer projects involving significant customizations or modifications are essential to the functionality of the content delivery network software ultimately delivered, paragraph 7 of SOP 97-2 directs the Company to apply the guidance of SOP 81-1 in accounting for the revenue of all such arrangements. Footnote 1 clarifies that SOP 81-1 is not intended to apply to “service transactions” as defined in the FASB's October 23, 1978 Invitation to Comment, Accounting for Certain Service Transactions; however, SOP 81-1 does apply to separate contracts to provide services essential to the construction or production of tangible property, such as design, engineering, procurement, and construction. Further, as directed by SOP 97-2, SOP 81-1 applies to software arrangements involving significant customization of the software, such that the arrangements are essentially software development contracts.

The Company recognizes revenue under these arrangements based on the percentage-of-completion method, using cost incurred to date compared to the estimated total cost to complete the project as the best measure of progress towards completing the project. The Company believes that it has the ability to make reasonably dependable estimates of the costs needed to complete these custom development projects, and the Company actively monitors its progress towards completion of the effort required and adjusts its estimates accordingly.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please do not hesitate to contact me at 617 444-3020.

Very truly yours,

/s/ J. Donald Sherman
J. Donald Sherman
Chief Financial Officer